UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)

                          CONSOLIDATED-TOMOKA LAND CO.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   210226106
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                                 (CUSIP Number)

                                                      Matthew Nimetz
           Norris Nissim                      Paul, Weiss, Rifkind, Wharton &
      John A. Levin & Co., Inc.                          Garrison
        One Rockefeller Plaza                   1285 Avenue of the Americas
      New York, New York 10020                 New York, New York 10019-6064
          (212) 332-8400                             (212) 373-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

                          Exhibit Index is at Page 6

CUSIP No. 210226106
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John Andrew Levin   ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        285,885 shares of Common Stock
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               285,885 shares of Common Stock
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares of Common Stock
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      285,885 shares of Common Stock
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

This Amendment No. 1 to the statement on Schedule 13D dated September 30, 1999 and filed with the Securities and Exchange Commission (the "Commission") by John
A. Levin ("Levin"), on behalf of himself and accounts managed by him for members of his family and trusts for their benefit, relates to the disposition of shares of common stock (the "Common Stock") of Consolidated-Tomoka Land Co. ("CTO"). The statement on Schedule 13D, as amended, shall remain unchanged and in full force and effect.

Item 4. Purpose of Transaction

On September 27, 1999, Levin sold 197,540 shares in market transactions. Levin may sell additional shares, but reserves his right to refrain from selling shares and to hold such shares, and perhaps to buy additional CTO shares, depending on market conditions and other relevant factors.

Item 5. Interest in Securities of Issuer

The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this
Schedule 13D are hereby incorporated by reference in response to this Item 5.

The trading dates, number of shares of Common Stock purchased and average price per share for all transactions in the Common Stock by Levin during the past 60 days are set forth on Exhibit 99.1 hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7. Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

            99.1  Table of Transactions in Common Stock by Levin.


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

                                    SIGNATURE

      After reasonable inquiry and to their best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 1999

                                                  /s/ JOHN A. LEVIN
                                                  ------------------------------
                                                  John A. Levin


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

                                INDEX TO EXHIBITS

Exhibit No.    Description

99.1           Table of Transactions in Common Stock by Levin.


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